Exhibit 99.3

Lufax Holding Ltd

陆金所控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock code: 6623)

(NYSE Stock Ticker: LU)

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board (“Board”) of directors (“Directors”) of Lufax Holding Ltd are set out below.

Executive Directors

Mr. Yong Suk CHO (趙容奭) (Chief Executive Officer)

Mr. Tongzhuan XI (席通專)

Non-executive Directors

Mr. Yonglin XIE (謝永林)

Ms. Xin FU (付欣)

Mr. Shibang GUO (郭世邦)

Independent non-executive Directors

Mr. Dicky Peter YIP (葉迪奇) (Chairman)

Mr. Rusheng YANG (楊如生)

Mr. David Xianglin LI (李祥林)

Ms. Wai Ping Tina LEE (李蕙萍)

The table below provides membership information of the audit committee and the nomination and remuneration committee of the Board.

Board Committee	Audit Committee	Nomination and Remuneration Committee
Director
Mr. Yong Suk CHO (趙容奭)
Mr. Tongzhuan XI (席通專)
Mr. Yonglin XIE (謝永林)
Ms. Xin FU (付欣)
Mr. Shibang GUO (郭世邦)

Board Committee Director	Audit Committee	Nomination and Remuneration Committee
Mr. Dicky Peter YIP (葉迪奇)		Chairman
Mr. Rusheng YANG (楊如生)	Chairman	Member
Mr. David Xianglin LI (李祥林)	Member
Ms. Wai Ping Tina LEE (李蕙萍)	Member	Member

August 14, 2025

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